EXHIBIT 99.4

FORM OF LETTER TO CLIENTS OF NOMINEE HOLDERS

SECOND SIGHT MEDICAL PRODUCTS, INC.

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights Distributed to Stockholders of

Second Sight Medical Products, Inc.

[•], 2016

Dear Stockholder:

This letter is being distributed by Second Sight Medical Products, Inc. (“Second Sight”) to all holders of record of shares of its common stock, no par value (the “Common Stock”), at 5:00 p.m., New York City time, on [March] __, 2016 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to purchase shares of Common Stock. The Rights and Common Stock are described in the prospectus dated [•], 2016 (a copy of which accompanies this letter) (the “Prospectus”).

In the Rights Offering, Second Sight is offering our stockholders the right to buy additional shares of Common Stock, as described in the Prospectus, based on the amounts they subscribed.

The Rights will expire, if not exercised prior to 5:00 p.m., New York City time, on [April] __, 2016, unless extended (the “Expiration Time”). Any Rights that are not exercised prior to 5:00 p.m., New York City Time, on the Expiration Date will expire, have no value and cease to be exercisable for shares of Common Stock.

As described in the accompanying Prospectus, you one Right for each share of Common Stock owned at 5:00 p.m., New York City time, on the Record Date. Each Right will allow you to invest $0.55 for each share of Common Stock owned on the Record Date (the “Basic Subscription Right”) at the cash price of $4.25 or 85% of the closing price of our Common Stock at its primary exchange on [April] __, 2016, whichever is lower, per full share (the “Subscription Price”). The number of shares that you will obtain from your subscription will equal the result of the accepted dollar amount of your investment divided by the Subscription Price, rounded down to the nearest share.  For example, if you owned 100 shares of Common Stock as of 5:00 p.m., New York City time on the Record Date, you would receive 100 Rights and would have the right to invest $0.55 for each share of Common Stock you own as of the Record Date at the Subscription Price. If you have invested $55, and if on the expiration date of the Rights Offering the closing price of our common stock as reported by NASDAQ is $4.00 per share, the Subscription Price will be $3.40 (which constitutes 85% of $4.00), you would receive a rounded down 16 shares and a refund of $0.60. If you have invested $55, and if on the expiration date of the Rights Offering the closing price of our common stock is $6.00 per share, the Subscription Price will be $4.25 and you would receive a rounded down 12 shares and a refund of $4.00.

The Rights are evidenced by subscription rights certificates (the “Subscription Rights Certificates”) registered in the names of the Record Holders of the shares of Common Stock for which the Rights are being distributed. Rights are non-transferable, meaning that they may not be sold, transferred, or assigned by the holder of the Rights to any other party.

The number of shares subscribed is subject to reduction as a result of Tax Attribute Considerations as described in the Prospectus.

In the event that you purchase all of the shares of common stock available to you pursuant to your Basic Right, “Over-Subscription Privilege”) to invest additional amount to purchase a portion of any shares of Common Stock that are not purchased by stockholders through the exercise of their Basic Subscription Rights (the “Unsubscribed Shares”), subject to the availability and pro rata allocation of the Unsubscribed Shares among all persons exercising this Over-Subscription Privilege. To the extent the Unsubscribed Shares are not sufficient to satisfy all of the properly exercised Over-Subscription Privileges, then the Unsubscribed Shares will be prorated among those who properly exercised Over-Subscription Privilege based on the amount each person invested under the Basic Subscription Right. If this pro rata allocation results in any person receiving a greater number of Unsubscribed Shares than the person paid for pursuant to the exercise of the Over-Subscription Privilege, then such person will be allocated only that number of Unsubscribed Shares for which the person was entitled oversubscribe, and the remaining Unsubscribed Shares will be allocated among all other persons exercising the Over-Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all Unsubscribed Shares have been allocated or all Over-Subscription Privileges have been fulfilled, whichever occurs earlier.

You will be required to submit payment in full for amount you wish to invest with your Over-Subscription Privilege. Because we will not know the Subscription Price nor the total number of Unsubscribed Shares prior to the Expiration Date, if you wish to maximize the number of shares you may purchase pursuant to your Over-Subscription Privilege, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum amount you wish to invest, assuming that no stockholder other than you has purchased any shares of Common Stock pursuant to the Basic Subscription Right and Over-Subscription Privilege. Second Sight will eliminate fractional shares of Common Stock resulting from the exercise of the Over-Subscription Privilege by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable.

Second Sight can provide no assurances that each of you will actually be entitled to purchase the number of shares of Common Stock issuable upon the exercise of your Over-Subscription Privilege in full at the expiration of the Rights Offering. Second Sight will not be able to satisfy your exercise of the Over-Subscription Privilege if all of our stockholders exercise their Basic Subscription Rights in full, and we will only honor an Over-Subscription Privilege to the extent sufficient shares of Common Stock are available following the exercise of subscription rights under the Basic Subscription Rights.

•     To the extent the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege is less than the amount you actually paid in connection with the exercise of the Over-Subscription Privilege, you will be allocated only the number of Unsubscribed Shares available to you as soon as practicable after the Expiration Time and after the Subscription Price is determined, and your excess subscription payment received by the Subscription Agent will be returned, without interest, as soon as practicable.

•     To the extent the amount you actually paid in connection with the exercise of the Over-Subscription Privilege is less than the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege; you will be allocated the number of Unsubscribed Shares for which you actually paid in connection with the Over-Subscription Privilege. See “The Rights Offering — The Subscription Rights — Over-Subscription Privilege” and – “Subscription Price.”

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES OF RIGHTS MAY BE MADE ONLY BY US AS THE RECORD HOLDER AND PURSUANT TO YOUR INSTRUCTIONS. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms of the Rights Offering and subject to the conditions set forth in the accompanying Prospectus. However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your Rights.

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Additional copies of the enclosed materials may be obtained from Broadridge Corporate Issuer Solutions, Inc., the Information Agent. The Information Agent's telephone number is (855) 793-5068 (toll free). Any questions or requests for assistance concerning the rights offering should be directed to the Information Agent.

Very truly yours,

Second Sight Medical Products, Inc.

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